MAGNUM HUNTER RESOURCES, INC.
                     600 East Las Colinas Blvd., Suite 1200
                               Irving, Texas 75039
                                                                  March 13, 1998

To Unit holders of TEL Offshore Trust:

         On January 28, 1998, Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), commenced a tender offer to purchase 2,261,770 Units of beneficial interest (the "Units") of TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"), or such other number of Units that, together with the Units then owned by Purchaser, represents 51% of the Trust's outstanding Units on the date of purchase. On February 23, 1998, Purchaser announced that the purchase price was being changed to $5.50 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 1998 (the "Offer to Purchase"), as supplemented by letter dated February 23, 1998 (the "First Supplement"), and in the related Letter of Transmittal (which, together with any amendments or supplements to the foregoing documents, collectively constitute the "Offer"). Capitalized terms used herein but not defined shall have the respective meanings ascribed to them in the Offer to Purchase.

         On March 13, 1998, Purchaser announced that it has amended the Offer to change the number of Units that Purchaser will purchase in the Offer to a minimum of 1,739,104 Units but not more than 2,689,406 Units, representing, together with the Units currently owned by Purchaser, a minimum of 40% and a maximum of 60%, of the Trust's outstanding Units on the date of purchase. In addition, to allow adequate time for Unit holders to consider this amendment, Purchaser has extended the time period for the expiration of the Offer from March 20, 1998 to 12:00 midnight, New York City time, on Thursday, March 26, 1998.

         The terms "Minimum Condition" and "Minimum Number of Units," as used in the Offer to Purchase are hereby amended, so that the first sentence of the second paragraph of page 1 of the Offer to Purchase is amended in its entirety to read as follows: "The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date 1,739,104 Units or such other number of Units that, together with the Units then owned by Purchaser, represents 40% of the Units outstanding on the date of purchase (the "Minimum Condition" and such number of Units being hereinafter referred to as the "Minimum Number of Units")." In addition, 2,689,406 Units is hereinafter referred to as the "Maximum Number of Units."

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         Provided that the Minimum  Number of Units is validly  tendered and not withdrawn prior to the Expiration Date, and subject to the terms and conditions of the Offer, Purchaser will only accept for payment and pay for (and thereby purchase) the lesser of (i) the Maximum Number of Units and (ii) the number of Units validly tendered. If more than the Maximum Number of Units is validly tendered and not withdrawn prior to the Expiration Date, Purchaser will accept for payment and pay for the Maximum Number of Units on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Units). Since pro rationing will not occur if less than the Maximum Number of Units is tendered, the number of remaining Unit holders following consummation of the Offer would be significantly reduced, which could adversely affect the liquidity for those Units not tendered pursuant to the Offer. If the number of Unit holders falls below 300, registration of the Units under the Exchange Act may be terminated.

         Purchaser's commercial bank lenders have consented to Purchaser's borrowing of funds under its Credit Facility so Purchaser can pay cash to acquire an interest in the Trust of at least 40% and not more than 60% pursuant to a tender offer.

         The purpose of the Offer and future plans of Purchaser with respect to the Trust will remain unchanged from the purpose and plans set forth in Section 12 of the Offer to Purchase. However, if Purchaser does not own a majority interest in the Trust following completion of the Offer, it will not have the unilateral ability to amend provisions of the Trust Agreement, remove the Trustee, appoint a successor Corporate Trustee or terminate the Trust. It will nevertheless have the ability to call a meeting of Unit holders. If a majority of Unit holders is present at such a meeting, a majority of those present will have the ability to take the foregoing actions. In addition, if Purchaser owns less than a majority interest in the Trust following the Offer, it may elect to purchase additional Units either through open market transactions or in negotiated transactions in order to increase its ownership interest.

         Each Unit holder must make his or her own decision based on his or her particular circumstances. Unit holders should consult with their respective advisers about the financial, tax, legal and other implications to them of accepting the Offer. Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase, the First Supplement, this letter, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

                     The Information Agent for the Offer is:
                        CIC Investor Communications, Inc.
              111 Commerce Road o Carlstadt, New Jersey 07072-2586
                 Banks and Brokers call toll-free (800) 346-7885
                    All others call toll-free (800) 206-9438